UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 14, 2007

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

PROPOSED RESOLUTIONS UNDER AGENDA ITEM ONE OF THE ANNUAL GENERAL MEETING OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A., 16th MARCH 2007

1.- Approve, under the terms and conditions of the legal documentation, the annual accounts and the management report of Banco Bilbao Vizcaya Argentaria,
S.A. for the year ending 31st December 2006, as well as the annual accounts and management report for the consolidated BBVA Group corresponding to the same financial year.

2.- Approve the application of the 2006 earnings of Banco Bilbao Vizcaya
Argentaria, S.A., ie, euro 2,439,824,752.94 (two billion, four-hundred and thirty-nine million, eight-hundred and twenty-four thousand, seven-hundred and fifty-two euros, ninety-four euro-cents), to be distributed in the following manner:
The sum of euro 2,220,069,421.49 (two billion, two-hundred and twenty million, sixty-nine thousand, four-hundred and twenty-one euros, forty-nine euro-cents)
will be used to pay dividends, of which euro 1,364,044,863.33 (one billion, three-hundred and sixty-four million, forty-four thousand, eight-hundred and sixty-three euros, thirty-three euro-cents) have already been distributed via the first, second and third interim dividends. The remaining euro
856,024,558.16 (eight-hundred and fifty-six million, twenty-four thousand, five-hundred and fifty-eight euros, sixteen eurocents) will be used for the final 2006 dividend, at euro 0.241 (twenty-four euro-cents) per share and shall be paid out to shareholders on 10th April 2007.

The sum of euro 15,789,473.65 (fifteen million, seven-hundred and eighty-nine thousand, four-hundred and seventy-three euros, sixty-five cents) will be allocated for the provision of the Bank’s voluntary reserves.

Resolve that the sums paid as interim dividends plus the sum destined for the final dividend constitute the total dividend from Banco Bilbao Vizcaya
Argentaria, S.A.’s financial year, ratifying the resolutions adopted by the
Bank’s board of directors under which the afore-mentioned amounts were distributed as interim dividends.

3.- Approve the management of the board of directors of the Banco Bilbao
Vizcaya Argentaria, S.A. in 2006.

4.- Empower the Chairman and CEO, Mr Francisco González Rodríguez and the
Company Secretary and Director, Mr José Maldonado Ramos, jointly and severally, to deposit the annual accounts, management reports and auditors reports for the Bank and its consolidated Group, and to issue the certificates referred to under article 218 of the Companies Act and under article 366 of the Companies Registry Regulations.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM TWO OF THE ANNUAL GENERAL MEETING OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A., 16th MARCH 2007

Under this agenda item the board of directors and Appointments and
Remuneration committee put the appointment of a new director before the AGM, proposing him as an independent director.

In accordance with the Appointments and Remuneration committee’s proposal to the board of directors, the AGM is also being asked to ratify the independent members of the board of directors, to ensure their independence complies with the current best practices in corporate governance.

Consequently, it is proposed that the AGM adopt the following resolutions:

2.1.- To appoint as member of the board of directors, for the five-year term established in the bylaws, Mr Rafael Bermejo Blanco, Spanish national of full age, married, domiciled to these effects at Paseo de la Castellana, 81,
Madrid, and with identity document 535.037-B.

2.2.- To ratify as member of the board of directors, for the term remaining since his re-election resolved by the AGM, 28th February 2004, Mr Richard C.
Breeden, American national of full age, married and domiciled for these effects at Paseo de la Castellana 81, Madrid, with USA passport 159108704.

2.3.- To ratify as member of the board of directors, for the term remaining since his re-election resolved by the AGM, 26th February 2005, Mr Ramón
Bustamante y de la Mora, Spanish national of full age, married, domiciled for these effects at Paseo de la Castellana, 81, Madrid, with identity document
2.483.109-Y.

2.4.- To ratify as member of the board of directors, for the term remaining since his appointment resolved by the AGM, 28th February 2004, Mr José Antonio
Fernández Rivero, Spanish national of full age, married and domiciled at Paseo de la Castellana, 81, Madrid, with identity document 10.776.014-P.

2.5.- To ratify as member of the board of directors, for the term remaining since his re-election resolved by the AGM, 26th February 2005, Mr Ignacio
Ferrero Jordi, of full age, married, Spanish national domiciled to these effects at Paseo de la Castellana, 81, Madrid, and with Spanish identity document 46.201.504-R.

2.6.- To ratify as member of the board of directors, for the term remaining since his re-election resolved by the AGM, 1st March 2003, Mr Román Knörr
Borrás, of full age, married, Spanish national domiciled to these effects at
Paseo de la Castellana, 81, Madrid, and with Spanish identity document
16.184.205-W.

2.7.- To ratify as member of the board of directors, for the term remaining since his re-election resolved by the AGM, 28th February 2004, Mr Enrique
Medina Fernández, Spanish national of full age, married and domiciled at Paseo de la Castellana 81, Madrid, with identity document 15.706.476-Y.

Pursuant to paragraph 2 of article 34 of the company bylaws, determine the number of directors at the number there are at this moment, according to the resolutions adopted under this agenda item, which will be reported to the AGM for all due effects.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM THREE OF THE ANNUAL GENERAL MEETING OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A., 16th MARCH 2007

Increase by euro 30,000,000,000 (THIRTY BILLION EUROS) the maximum nominal amount against which the AGM, 18th March 2006 under its agenda item three, authorises the board of directors to issue fixed-income securities of any kind, including redeemable and exchangeable bonds, non-convertible into equity. This increase is subject to applicable legal regulations and obtaining the required authorisations. The board of directors has a maximum legal period of five years as of said date to issue, on one or several occasions, directly or through subsidiary companies fully underwritten by the Bank, any kind of debt instruments, documented in debentures, any class of bonds, promissory notes, any class of mortgage bonds, warrants, totally or partially exchangeable for equity that the Company or another company may already have issued, or via contracts for difference (CD’s), or any other senior or secured nominative or bearer fixed-income securities (including covered bonds) in euros or any other currency that can be subscribed in cash or kind, with or without the incorporation of rights to the securities (warrants), subordinated or not, with a limited or open-ended term. Consequently, the total maximum nominal amount authorised is set at euro 135,000,000,000 (ONE-HUNDRED AND
THIRTY-FIVE BILLION EUROS).

Likewise, authorise the board of directors, under the same terms and conditions established under the afore-mentioned AGM resolution, 18th March
2006, to establish and determine, in the manner it deems proper, the other conditions inherent to each issue, with regard to the interest rate (fixed, floating or indexed), issue price, face value of each certificate, its representation in single or multiple certificates or in book entries, form and date of redemption, and any other aspects related to the issue. Also, authorise the board of directors to request listing of the securities issued from the official exchanges and other competent bodies, subject to the standards for admission, listing and de-listing, putting up such guarantees or commitments as required under prevailing legal provisions, and to determine any extremes not envisaged hereunder or under the resolution of the AGM, 18th
March 2006. Likewise, empower the board of directors, in compliance with article 141 of the Companies Act, to delegate the powers that the AGM conferred on it under the afore-mentioned resolutions, to the Executive committee, with express powers to in turn delegate these to the chairman of the board of directors, the chief operating officer or any other Company director or proxy.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM FOUR OF THE ANNUAL GENERAL MEETING OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A., 16th MARCH 2007

1.- Repealing the part not executed from the resolution adopted at the Annual
General Meeting, 18th March 2006, under its agenda item four, authorise the
Bank, directly or via any of its subsidiaries, for a maximum of eighteen months as of the date of this present AGM, to purchase Banco Bilbao Vizcaya
Argentaria, S.A. shares at any time and as many times as it deems appropriate, by any means permitted by law. The purchase may be charged to the year’s earnings and/or to unrestricted reserves and the shares may be sold or redeemed at a later date. All this shall comply with article 75 and others of the Companies Act.

2.- Approve the limits or requirements of these purchases, which shall be as follows:
- The nominal value of the shares purchased, added to those the Bank and its subsidiaries already own, will at no time exceed five per cent of the Banco
Bilbao Vizcaya Argentaria, S.A. share capital, always respecting the limitations on treasury stock acquisition established by the regulatory authorities governing the exchanges on which Banco Bilbao Vizcaya Argentaria,
S.A. securities are listed.

- To provision a restricted reserve under the Liabilities on the Bank’s balance sheet, equivalent to the amount of the treasury stock booked under
Assets. This reserve must be maintained until the shares are sold or redeemed.

- The stock purchased must be fully paid up.

- The purchase price will not be below the nominal price nor more than 20%
above the listed price or any other price associated to the stock on the date of purchase or, in the case of derivatives, on the date of the call contract.
Operations to purchase treasury stock will comply with securities markets’
standards and customs.

3.- Express authorisation is given to earmark all or some of the shares purchased by the Bank or any of its subsidiaries hereunder for Company workers, employees or directors when they have an acknowledged right, either directly or as a result of exercising the option rights they hold, as established in the final paragraph of article 75, section 1, of the Companies
Act.

4.- Reduce the share capital in order to redeem treasury stock the Bank may hold on its balance sheet, charging this to earnings or free reserves. The reduction may be of the amount which is appropriate or necessary at any time, up to the maximum amount of treasury stock held at any time.

5.- Authorise the board, in compliance with article 30 c) of the corporate bylaws, to implement the above resolution to reduce share capital, on one or several occasions and within the maximum period of eighteen months from the date of this AGM, undertaking such procedures, processes and authorisations as necessary or as required by the Companies Act and other applicable provisions.
Specifically, the board is delegated, within the time and limits established for the aforementioned implementation, to establish the date(s) of the capital reduction(s), their timeliness and appropriateness, taking into account market conditions, listed price, the Bank’s economic and financial position, its cash position, reserves and business performance and any other factor relevant to the decision. It may specify the amount of the capital reduction; determine where to book said amount, either to a restricted reserve or to freely available reserves, where relevant, providing the necessary guarantees and complying with legally established requirements; amend article 5 of the
Corporate Bylaws to reflect the new figure for share capital; request the de-listings of the redeemed stock and, in general, adopt such resolutions as necessary regarding this redemption and the consequent capital reduction, designating the people able to formalise these actions.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM FIVE OF THE ANNUAL GENERAL SHAREHOLDERS
MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A., 16th MARCH 2007

Re-elect Deloitte, S.L. as auditors for the accounts of Banco Bilbao Vizcaya
Argentaria, S.A. and its Consolidated Financial BBVA Group for the financial year 2007. The firm of Deloitte, S.L. is registered in Madrid, at Plaza Pablo
Ruiz Picasso, 1 - Torre Picasso and its tax code is B-79104469; it is filed under number S-0692 on the Official Spanish Registry of Account Auditors and
under volume 13.650, sheet 188, section 8, page M-54414 of the Madrid
Companies Registry.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM SIX OF THE ANNUAL GENERAL MEETING OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A., 16th MARCH 2007

1.Amend article 36 of the corporate bylaws in order to eliminate the annual renewal of one fifth of the board of directors seats each year. Once approved, the amended article 36 would read as follows:
“Article 36. “Term of office and renewal
The term of office for members of the board of directors shall be five years.
Members may be re-elected one or more times for terms of the same maximum duration.”

2.- The preceding amendments to the bylaws must first obtain the authorisations demandable under prevailing laws and/or regulations. The board of directors is expressly delegated the broadest, most efficient powers possible at law to obtain said authorisations and/or any others that may be required to implement and effect the afore-mentioned resolutions. These powers may in turn be delegated totally or in part to the Executive committee or any of the directors.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM SEVEN OF THE ANNUAL GENERAL
SHAREHOLDERS MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A., 16th MARCH 2007

1. Constitute a private, non-profit, Spanish-nationality Foundation, with its own legal status and its own governing bodies, whose decision-making capacity and management will be independent of BBVA. Its founding mission will be to provide aid and cooperation in the economic and social development of less well-off people, groups and societies by fostering and participating in projects, actions and organisations that propitiate social integration and mitigate unequal opportunities. These aims will be preferably pursued by granting small loans to people with very low incomes, who find it difficult to access traditional banking services. The loans will be granted to finance small businesses and business projects to generate revenues for the borrowers and improve their living conditions. In general, the Foundation shall carry out the activity generally known as ‘micro-finance’, which includes financial services such as insurance, saving, pensions, etc, provided the aim is to promote integration and to give worse-off social sectors and people easier access to productive and financial potential.

The Foundation will be of international scope and will operate mainly in Latin
America, although it may extend its activity to underdeveloped and developing countries outside said region. It may also operate in Spain and other developed countries, either to supplement its other activities or in pursuit of its core activities to promote development and the integration of less well-off groups and people in such countries.

The Foundation may pursue its activities directly or by taking out significant holdings in financial institutions in Latin America or other regions in which it is present, that are benchmarks for the regions in which they operate and have the infrastructures needed to promote and support the expansion of micro-finance.

2. Authorise the Board of Directors, with express powers to in turn authorise the Executive committee or any proxy it deems pertinent, to endow the
Foundation with TWO-HUNDRED MILLION EUROS (euro 200m). This endowment may be paid up on one or several occasions over the maximum legal period of five years, an initial payment of 25% being made on signing the deeds of corporation.

3. Confer authority on the Board of Directors, with express powers to in turn confer it on the Executive committee, to draw up the Foundation’s bylaws, to appoint members to the board of trustees and designate a proxy to grant the founding deed, place on public record the resolutions adopted, verifying, clarifying, rectifying or correcting them as necessary until the Foundation is recorded in the Foundations Register, and in general, to take such action and grant such documents as may be necessary to legally constitute the Foundation and ensure its proper operation.

PROPOSED RESOLUTION FOR AGENDA ITEM NINE OF THE ANNUAL GENERAL SHAREHOLDERS
MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD 16th MARCH 2007

To confer on the board of directors, with express powers of substitution by the executive committee or the director(s) it deems pertinent, the broadest authority at law necessary for the fullest execution of the resolutions adopted by this AGM. The board or its substitute shall make such arrangements as may be necessary to obtain due authorisation and/or filing with the Bank of
Spain, the Dirección General del Tesoro y Política Financiera (Spanish treasury and financial policy directorate), the CNMV (Spanish Securities
Market Commission), the book-entry registry, the Company registry and any other public or private organisations. To such effects, they may (i)
establish, complete, develop, amend, correct omissions and adapt said resolutions in accordance with the verbal or written recommendation of the
Company Registry and any other authorities, government officers or competent institutions; (ii) draw up and publish announcements required by law; (iii)
grant any public or private documents they deem necessary or advisable and
(iv) make such arrangements as may be necessary or advisable to put the resolutions into effect, and in particular, to have them lodged with the
Company Registry or other registries where they should be filed.

Report presented by the Board of Directors of Banco Bilbao Vizcaya Argentaria,
S.A., in accordance with articles 144 and 164 of the Companies Act
(Consolidated Text, approved under Legislative Royal Decree 1564/1989, 22nd
December) regarding the resolution to confer authority for the company to directly or indirectly acquire its treasury stock and, where applicable, reduce its share capital, referred to under agenda item four of the Annual
General Meeting called for 15th and 16th March 2007, at first and second summons, respectively.

Articles 74 and subsequent of the Companies Act allows Spanish companies to hold shares in their portfolio, either directly or through subsidiaries, that they themselves issued. However, they must comply with the following requirements:

Once the derivative acquisition of treasury stock has taken place, there are various legally established mechanisms to reduce or write off its value: one possibility is to redeem the shares and another is to sell the shares on the market.

Market conditions must be taken into account when deciding which mechanism to use, since they may at times be unfavourable to directly divesting treasury stock onto the open market.

Given that it is impossible to determine a priori which mechanism is more opportune, and since there are no objective benchmarks to be able to come to a judicious decision at this moment regarding the method that may be more suitable at any time, the board of directors is authorised to evaluate and decide on these issues when they arise.

Should the treasury stock be redeemed, this would require the AGM to pass a resolution to reduce share capital.

Given the advisability and timeliness of this financial operation, in light of changing circumstances influencing the securities market, the socio-economic context, the financial situation and the objectives and policy of the company itself, and the consequent fact that it is not possible at the moment to determine specific conditions, the resolution to reduce capital must be conceived with broad criteria, conferring various authorisations on the board of directors in order to make this possibility, offered by legislation, feasible. These authorisations should include empowering the board to determine the amount of the reduction, and whether it be used to provision restricted reserves, as provided under number 3 of article 167 of the
Companies Act, or unrestricted reserves, in which case the legally demandable requirements to guarantee creditors' rights must be satisfied.

In compliance with Companies Act, the resolution envisages the possibility that treasury stock acquired be given to Company employees or directors when they have a recognised entitlement, either directly or as a consequence of any option rights that they may hold.

Treasury stock may be used to comply with a company’s commitments to grant shares to their employees, management and directors under remuneration plans already approved by the AGM or that may be set up in the future.

Finally, it should be pointed out that this resolution is intended to provide the company with suitable instruments to operate on national and international financial markets under equal conditions as other financial institutions operating on them, thereby safeguarding the best interests of the company and its shareholders.

                                                  Madrid, 12th February 2007

Report presented by the Board of Directors of Banco Bilbao Vizcaya Argentaria,
S.A., in accordance with article 144 of the Companies Act (Consolidated Text, approved under Legislative Royal Decree 1564/1989, 22nd December) regarding the resolution to amend the bylaws, referred to under agenda item six of the
Annual General Meeting called for 15th and 16th March 2007, at first and second summons, respectively.

This report is issued pursuant to article 144.1 a) of the Companies Act, regarding the proposal to amend article 36 of the BANCO BILBAO VIZCAYA
ARGENTARIA, S.A. bylaws, which the Bank’s board of directors is putting to the
Annual General Meeting.

The BBVA Board of Directors conceives corporate governance as a dynamic process, that must be periodically analysed as a function of how the Company has developed, the results it has obtained in implementing its standards of corporate governance, and recommendations made in Spain and world-wide regarding best practices in the market, adapted to the Company’s actual conditions.

This proposal to amend the bylaws is being presented by BBVA’s Board of
Directors as the outcome of ongoing analysis and improvement of the Company’s governance. It follows the recommendations and tendencies in good governance prevailing in the markets where it operates.

The amendment proposed reflects BBVA’s desire to continue adapting the
Company’s bylaws to the latest developments in good governance for listed companies, in order to align them with the recommendations of key national and international bodies and institutions. This alignment was initiated in the amendments proposed to the AGM, 28th February 2004.

The independence of the independent directors will be enhanced by avoiding a situation in which they must place their seats at the disposal of the AGM before they have completed the term for which they were appointed, due to the automatic renewal of one fifth of the board each year.

The proposed amendment is as follows: Elimination of the bylaws obligation to re-elect one fifth of the members of the Board of Directors each year.

Whatever the resolution, it should be recognised that any amendment to the bylaws must first obtain all legal or statutory permits. It is therefore proposed that the Board of Directors be granted sufficient powers to obtain said permits or any other authorisations that may be necessary. The Board must be able to adapt the text of these amendments to any requirements the government authorities or the Company Registry may make in order to clear them and register them, provided it always reflects the terms of the proposed resolutions being submitted to the AGM.

Finally, in compliance with company legislation, the entire wording of the proposed amendments is attached.

ENTIRE TEXT OF THE AMENDMENT TO THE CORPORATE BYLAWS OF BANCO BILBAO VIZCAYA
ARGENTARIA, S.A., PROPOSED UNDER THE AGENDA OF THE COMPANY’S ANNUAL GENERAL
MEETING

CURRENT TEXT
Article 36. Term of office and renewal
The term of office of members of the Board of Directors shall be five years. A fifth of the membership of the Board shall be renewed annually and the members may be re-elected indefinitely.

PROPOSED TEXT
Article 36. Term of office and renewal
The term of office for members of the Board of Directors shall be five years
Members may be reelected one or more times for terms of the same maximum duration.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 14, 2007	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized Representative of BBVA